SANDERS MORRIS HARRIS LLC

CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2015
(in thousands)

Revenue

Commissions on brokerage activities and other products	$ 6,611
Investment banking	286
Investment advisory and other related services	3,336
Interest	301
Other income	915
	11,174

Expenses

Employee compensation and benefits	8,368
Communications and data processing	1,278
Occupancy	879
Clearing and execution fees	205
Commissions	1,052
Other	901
	12.683

Loss from operations before equity in income of limited partnerships, realized losses on investments, and income tax benefit	(1,509)
Equity in income of limited partnerships	749
Realized losses on investments	(4,895)
Loss from operations before income taxes	(5,655)
Income tax benefit	1,305
Net loss	$ (4,350)

The accompanying notes are an integral part of this consolidated financial statement.